Form 10-K, Exhibit 13
period 1994-06-30
SYMMETRICOM INC
filed 1994-09-20
CIK 82628

1





                            SYMMETRICOM, INC.
                          FINANCIAL HIGHLIGHTS
                (In thousands, except per share amounts)

                                              Year ended June 30,
                                          1994         1993        1992
                                       _______      _______     _______


Net sales:
  Telecom Solutions                    $59,215      $57,031     $42,094
  Linfinity Microelectronics            39,170       30,882      26,704
                                       _______      _______     _______
    Total                               98,385       87,913      68,798

Operating income                         8,331        7,940       3,136
Earnings before income taxes             8,125        7,724       2,825
Net earnings                             6,551        6,001       2,194

Net earnings per common and common
 equivalent share                          .43          .40         .16

Cash and cash equivalents               21,250       18,232      10,146
Working capital                         38,503       29,348      20,661
Total assets                            69,054       58,954      48,231
Shareholders' equity                    46,786       38,102      30,185




                           SYMMETRICOM, INC.
                      CONSOLIDATED BALANCE SHEETS
                             (In thousands)


                                                            June 30,
                                                        1994       1993
                                                     _______    _______

ASSETS

Current assets:
  Cash and cash equivalents                          $21,250    $18,232
  Accounts receivable, net of allowance for
   doubtful accounts of $242 and $114                 12,277     10,905
  Inventories                                         15,811     12,937
  Other current assets                                 2,405        216
                                                     _______    _______
    Total current assets                              51,743     42,290

Property, plant and equipment, net                    14,930     15,942
Other assets, net                                      2,381        722
                                                     _______    _______
                                                     $69,054    $58,954
                                                     =======    =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                   $ 4,224    $ 2,914
  Accrued liabilities                                  8,969      9,986
  Current maturities of long-term debt                    47         42
                                                     _______    _______
    Total current liabilities                         13,240     12,942

Long-term debt, less current maturities                5,818      5,865
Deferred rent                                            430        604
Deferred income taxes                                  2,780      1,441

Commitments and contingencies

Shareholders' equity:
  Preferred stock, no par value:
    Authorized - 500 shares
    Issued - none                                         --         --
  Common stock, no par value:
    Authorized - 32,000 shares
    Issued and outstanding - 14,071
     and 13,728 shares                                16,069     13,936
  Retained earnings                                   30,717     24,166
                                                     _______    _______
    Total shareholders' equity                        46,786     38,102
                                                     _______    _______
                                                     $69,054    $58,954
                                                     =======    =======

The accompanying notes are an integral part of these consolidated financial statements.


                            SYMMETRICOM, INC.
                  CONSOLIDATED STATEMENTS OF OPERATIONS
                (In thousands, except per share amounts)

                                                Year ended June 30,
                                            1994       1993        1992
                                          _______    _______    _______


Net sales                                 $98,385    $87,913    $68,798
Cost of sales                              57,165     52,984     45,350
                                          _______    _______    _______
     Gross profit                          41,220     34,929     23,448
Operating expenses:
  Research and development                 11,454      8,355      5,919
  Selling, general and
   administrative                          21,435     18,634     14,393
                                          _______    _______    _______
     Operating income                       8,331      7,940      3,136
Interest income                               397        392        300
Interest expense                             (603)      (608)      (611)
                                          _______    _______    _______
     Earnings before income taxes           8,125      7,724      2,825
Income taxes                                1,574      1,723        631
                                          _______    _______    _______
     Net earnings                         $ 6,551    $ 6,001    $ 2,194
                                          =======    =======    =======

Net earnings per common and common
 equivalent share                         $   .43    $   .40    $   .16
                                          =======    =======    =======

Weighted average common and common
 equivalent shares outstanding             15,370     15,036     13,654
                                          =======    =======    =======


















The accompanying notes are an integral part of these consolidated financial statements.

                           SYMMETRICOM, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                  (In thousands)

                                                                  Total
                                Common   Stock     Retained Shareholders'
                                Shares   Amount    Earnings      Equity
                                ______  _______     _______      _______

Balances at June 30, 1991       12,508  $11,293     $15,971      $27,264
  Stock option exercises           361      727         --           727
  Net earnings                      --       --       2,194        2,194
                                ______  _______     _______      _______
Balances at June 30, 1992       12,869   12,020      18,165       30,185
  Stock option exercises, net of
   shares tendered upon
   exercise                        859    1,916          --        1,916
  Net earnings                      --       --       6,001        6,001
                                ______  _______     _______      _______
Balances at June 30, 1993       13,728   13,936      24,166       38,102
  Stock option exercises,
  including tax benefits of
  $1,156 arising   from
  stock option plans               343    2,133          --        2,133
  Net earnings                      --       --       6,551        6,551
                                ______  _______     _______      _______
Balances at June 30, 1994       14,071  $16,069     $30,717      $46,786
                                ======  =======     =======      =======





























The accompanying notes are an integral part of these consolidated financial statements.

                        SYMMETRICOM, INC.
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (In thousands)

                                         Year ended June 30,
                                           1994        1993        1992
                                        _______     _______     _______

Cash flows from operating activities:
  Cash received from customers          $97,514     $85,433     $66,499
  Cash paid to suppliers and employ     (87,805)    (73,446)    (61,689)
  Interest received                         407         359         306
  Interest paid                            (603)       (608)       (611)
  Income taxes paid                      (1,273)       (896)       (444)
                                        _______     _______     _______
    Net cash provided by operating
    activities                            8,240      10,842       4,061
                                        _______     _______     _______
Cash flows from investing activities:
  Purchase of Navstar                    (2,012)         --          --
  Capital expenditures, net              (3,606)     (4,573)     (1,860)
  Acquisition of other assets              (539)        (61)       (230)
                                        _______     _______     _______
    Net cash used for investing
    activities                           (6,157)     (4,634)     (2,090)
                                        _______     _______     _______
Cash flows from financing activities:
  Repayment of long-term debt               (42)        (38)        (34)
  Proceeds from issuance of common stock    977       1,916         727
                                        _______     _______     _______
    Net cash provided by financing
     activities                             935       1,878         693
                                        _______     _______     _______
    Net increase in cash and
    cash equivalents                      3,018       8,086       2,664
    Cash and cash equivalents at
     beginning of year                   18,232      10,146       7,482
                                        _______     _______     _______
    Cash and cash equivalents at end
     of year                            $21,250     $18,232     $10,146
                                        =======     =======     =======

Reconciliation of net earnings to
 net cash provided by operating
 activities:
  Net earnings                          $ 6,551     $ 6,001     $ 2,194
  Adjustments (net of effects of Navstar
   purchase):
    Depreciation and amortization         5,789       4,945       3,941
    Net deferred income taxes              (656)        674          --
    (Increase) in accounts receivable    (1,060)     (2,516)     (1,969)
    (Increase) in inventories            (2,430)       (515)     (2,311)
    Decrease (increase) in other
     current assets                        (194)         83         (41)
    Increase (decrease) in accounts
     payable                                275        (323)        702
    Increase in accrued liabilities         139       2,634       1,635
    (Decrease) in deferred rent            (174)       (141)        (90)
                                        _______     _______     _______
    Net cash provided by operating
    activities                          $ 8,240     $10,842     $ 4,061
                                        =======     =======     =======


The accompanying notes are an integral part of these consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note A--Summary of Significant Accounting Policies

Business. Symmetricom, Inc., formerly Silicon General, Inc., conducts its business through two separate operations, Telecom Solutions and Linfinity Microelectronics Inc. (LMI). Each operates in a different industry segment. Telecom Solutions principally designs, manufactures and markets telecommunications equipment. LMI designs, manufactures and markets linear and digital integrated circuits.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated.

Fiscal Period. The Company's fiscal year ends on the Sunday closest to June 30. For presentation purposes, however, each fiscal year is presented as if it ended on June 30. All references to years refer to the Company's fiscal years. Fiscal year 1994 consisted of 53 weeks and fiscal years 1993 and 1992 consisted of 52 weeks.

Cash Equivalents. The Company considers all highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the assets (three to thirty years) or the lease term if shorter.

Intangible Assets. Intangible assets, primarily purchased technology, are included in other assets and amortized over five years

Revenue Recognition. Sales are recognized upon shipment. Provisions are made for warranty costs, sales returns and price protection.

Foreign Currency Translation. Foreign currency translation gains and losses and the effect of foreign currency exchange rate fluctuations have not been significant.

Concentrations of Credit Risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and accounts receivable. The Company places its investments with high-credit-quality financial institutions. Accounts receivable are derived primarily from sales to telecommunications companies and original equipment manufacturers. Management believes that any risk of accounting loss is significantly reduced by the Company's credit evaluation process.

Income Taxes. The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to account for income taxes.

Net Earnings Per Common and Common Equivalent Share. Net earnings per common and common equivalent share is computed using the weighted average number of common shares outstanding and dilutive stock options and warrants, using the treasury stock method.

Reclassifications. Certain 1993 balances have been reclassified to conform to the 1994 presentation.

Note B--Acquisition

    In August 1993, the Company acquired, in a purchase transaction, substantially all the assets of Navstar Limited, a U.K. company, and its U.S. affiliate (collectively "Navstar") for $2,012,000 in cash and the assumption of $1,035,000 in liabilities. The fair value of assets acquired included purchased technology of $1,756,000, tangible assets of $1,071,000 and goodwill of $220,000. Navstar designs, manufactures and markets Global Positioning System receivers.

    The operating results of Navstar have been included in the consolidated statements of operations since the date of acquisition and have not been material to consolidated operations. Unaudited pro forma combined results of operations of the Company for the year ended June 30, 1993, assuming the acquisition of Navstar had occurred on July 1, 1992, are as follows: net sales, $90,342,000, net earnings, $5,052,000 and net earnings per common and common equivalent share, $0.34.

Note C--Linfinity Microelectronics Inc.

    At July 1, 1993, substantially all of the assets and liabilities of the Silicon General Semiconductor Group were transferred to LMI, a newly-formed and wholly-owned subsidiary. At July 1, 1993, LMI common shares were reserved for issuance under the LMI stock option plan which would represent 20% ownership of LMI if stock options to purchase all reserved shares were granted and exercised. Stock options granted will vest at 25% per year from date of grant. At June 30, 1994, 893,600 shares were available for grant under the LMI stock option plan, options to purchase 1,106,400 shares of LMI common stock were outstanding and options to purchase 222,500 shares were exercisable.

Note D--Inventories

Inventories consist of:

                                                             June 30,
                                                          1994      1993
                                                       _______   _______
                                                         (In thousands)

Raw materials                                          $ 7,677   $ 4,115
Work-in-process                                          5,110     5,424
Finished goods                                           3,024     3,398
                                                       _______   _______
                                                       $15,811   $12,937
                                                       =======   =======


Note E--Property, Plant and Equipment

Property, plant and equipment consist of:
                                                             June 30,
                                                          1994      1993
                                                       _______   _______
                                                         (In thousands)

Land                                                   $ 1,247   $ 1,247
Buildings and improvements                               7,991     8,938
Machinery and equipment                                 26,452    26,928
Leasehold improvements                                   2,268     2,051
                                                       _______   _______
                                                        37,958    39,164
Accumulated depreciation and amortization              (23,028)  (23,222)
                                                       _______   _______
                                                       $14,930   $15,942
                                                       =======   =======


Maintenance and repairs expense was $1,268,000 in 1994, $1,077,000 in 1993 and $854,000 in 1992.

Note F--Borrowing Arrangements

    The Company has a $7,000,000 unsecured bank line of credit which expires in December 1995 and bears interest at the bank's prime rate, 7.25% at June 30, 1994. The line of credit agreement requires that the Company maintain certain financial ratios and prohibits an operating loss in two consecutive quarters. At June 30, 1994, the Company had available credit of $7,000,000.

    Long-term debt consists of a 10.25% note, payable in monthly installments of approximately $54,000, including interest, until November 1997 when the balance of the principal is due. The note is collateralized by land, building and related personal property. At June 30, 1994, maturities of long-term debt were $47,000 in 1995, $52,000 in 1996, $57,000 in 1997 and $5,709,000 in 1998.

Note G--Accrued Liabilities

Accrued liabilities consist of:
                                                             June 30,
                                                         1994      1993
                                                      _______   _______
                                                         (In thousands)

Employee compensation and benefits                    $ 3,769   $ 5,533
Accrued warranty expense                                2,071     2,136
Other                                                   3,129     2,317
                                                      _______   _______
                                                      $ 8,969   $ 9,986
                                                      =======   =======

Note H--Income Taxes

Income tax expense consists of:
                                                   Year ended June 30,
                                                1994      1993      1992
                                             _______   _______   _______
                                                    (In thousands)

Current:
  Federal                                    $ 1,366   $   183   $   102
  State                                          778       151       265
  Puerto Rico                                     86       715       264
                                             _______   _______   _______
                                               2,230     1,049       631
                                             _______   _______   _______
Deferred:
  Federal                                     (1,144)     (767)       --
  State                                          104       370        --
  Puerto Rico                                    384     1,071        --
                                             _______   _______   _______
                                                (656)      674        --
                                             _______   _______   _______
                                             $ 1,574   $ 1,723   $   631
                                             =======   =======   =======

    Deferred income tax expense (benefit) is recorded when income and expenses are recognized in different periods for financial reporting and tax purposes. The significant components of deferred income tax expense (benefit) are as follows:

                                                 Year ended June 30,
                                               1994      1993      1992
                                            _______   _______   _______
                                                   (In thousands)

Net operating loss and credit carryforwards $   642   $   421   $   306
Reserves and accruals                          (600)     (850)      (65)
Deferred rent                                    52        35        33
Depreciation and amortization                  (639)     (678)     (839)
Reduction of taxes provided in prior y           --      (767)       --
Deferred taxes on unremitted Puerto Rico
 earnings                                     1,339     1,441        --
Change in valuation allowance                (1,450)    1,072       565
                                            _______   _______   _______
                                            $  (656)  $   674   $    --
                                            =======   =======   =======



    The Company's effective income tax rate differs from the federal statutory income tax rate as follows:

                                                   Year ended June 30,
                                                1994      1993      1992
                                             _______   _______   _______

  Federal statutory income tax rate            35.0%     34.0%     34.0%
  Change in valuation allowance               (17.8)     (9.5)       --
  State income taxes, net of federal benefi     4.6       1.3       6.2
  Net tax expense (benefit) of Puerto Rico
   operations                                  (1.8)      6.3     (17.9)
  Other                                        (0.6)      0.1        --
  Reduction of taxes provided in prior yea       --      (9.9)       --
                                             _______   _______   _______
  Effective income tax                         19.4%     22.3%     22.3%
                                             =======   =======   =======

    The net tax expense of Puerto Rico operations in 1993 includes a non-recurring provision of approximately $980,000 for taxes on unremitted Puerto Rico earnings for prior years.

    The principal components of the Company's deferred tax assets and liabilities are as follows:

                                                            June 30,
                                                         1994      1993
                                                      _______   _______
                                                        (In thousands)

Deferred tax assets:
  Net operating loss and credit carryforwards         $ 4,591   $ 5,233
  Reserves and accruals                                 3,077     2,477
  Deferred rent                                           278       330
                                                       _______   _______
                                                        7,946     8,040
  Valuation allowance                                  (4,780)   (6,230)
                                                       _______   _______
                                                        3,166     1,810
                                                      _______   _______

Deferred tax liabilities:
  Depreciation and amortization                         1,171     1,810
  Unremitted Puerto Rico earnings                       2,780     1,441
                                                      _______   _______
                                                        3,951     3,251
                                                      _______   _______

Net deferred tax liability                            $   785   $ 1,441
                                                      =======   =======


    A valuation allowance is provided due to the uncertainty of realization of certain temporary differences and tax credit carryforwards, based on the Company's assessment of future realizability of these deferred tax assets. Approximately $1,477,000 of the valuation allowance is attributable to the tax benefit of stock option transactions, which will be credited to common stock when realized.

    At June 30, 1994, for federal income tax purposes, the Company had net operating loss carryforwards of approximately $610,000 which expire in 2004, research and development and investment tax credit carryforwards of approximately $2,415,000 which expire in the years 1999 through 2001 and alternative minimum tax credit carryforwards of approximately $1,970,000 which have no expiration date.

    The Company operates a subsidiary in Puerto Rico under a grant providing for partial exemption from Puerto Rico taxes through the year 2008. During 1993, the Company elected to have this subsidiary taxed under Section 936 of the Internal Revenue Code which exempts qualified Puerto Rico source earnings from federal income taxes.
Income taxes have been provided on this subsidiary's unremitted earnings since 1993, as the Company anticipates that such earnings will ultimately be distributed in a taxable transaction. At June 30, 1994, total unremitted earnings and the related income tax liability of this subsidiary were $19,000,000 and $2,840,000, respectively.

    Certain provisions of the Omnibus Budget Reconciliation Act of 1993 may result in less favorable tax treatment for the Puerto Rico operation in future years.

    During 1993, the Company resolved all outstanding Internal Revenue Service examinations. Accordingly, the Company reduced previously provided federal taxes by $767,000 in 1993.

Note I--Commitments

    The Company leases certain facilities and equipment under operating lease agreements which expire at various dates through September 2000. Rental expense charged to operations was $1,859,000 in 1994, $2,015,000 in 1993 and $1,958,000 in 1992. Future minimum payments due under noncancelable leases at June 30, 1994, were $1,486,000 in 1995, $1,444,000 in 1996, $1,175,000 in 1997, $295,000 in 1998, $208,000 in
1999 and $626,000 thereafter.

Note J--Contingencies

    In January 1994, a complaint was filed in the United States
District Court for the Northern District of California against the Company, three of its officers and two unaffiliated parties, by one of the Company's shareholders. The complaint requests that the court certify a class of plaintiffs consisting of persons who purchased shares of the Company's common stock during a specified period in 1993. The complaint alleges that false and misleading statements made during that period artificially inflated the price of the common stock in violation of federal securities laws. There is no specific amount of damages requested in the complaint. The Company and its officers believe that the complaint is entirely without merit, and intend to vigorously defend against the action. The Company is also a party to certain other claims which are normal in the course of its operations. While the results of such claims cannot be predicted with certainty, management, after consultation with counsel, believes that the final outcome of such matters will not have a material adverse effect on the Company's financial position or results of operations.

Note K--Related Party Transactions

    During 1993, the Company made a $95,000 unsecured loan to an executive officer. The loan bears interest at approximately 5% per annum which is payable quarterly. The loan is due and payable in April 1998.

Note L--Employee Benefit Plans

    The Company's U.S. and Puerto Rico employees are eligible to participate in the Company's 401(k) plans. The Company's discretionary contributions vest immediately and were $89,000, $63,000 and $57,000 in 1994, 1993 and 1992, respectively.

Note M--Shareholders' Equity

Stock Options. The Company has an employee stock option plan under which employees and consultants may be granted non-qualified and incentive options to purchase shares of the Company's authorized but unissued common stock. Stock appreciation rights may also be granted under this plan, however, none have been granted. In addition, the Company has a director stock option plan under which non-employee directors are automatically granted annual options to purchase 10,000 shares of the Company's authorized but unissued common stock. Three previous option plans have been closed to future grants. All options have been granted at the fair market value of the Company's common stock on the date of grant. Options expire no later than ten years from the date of grant and are generally exercisable in annual installments of 25%, 25% and 50% at the end of each of the first three years following the date of grant. In July 1994, the Company's Board of Directors approved a program under which employees, other than executive officers, may exchange options to purchase shares of the Company's common stock with exercise prices greater than $8.9375 per share for new options with an exercise price of $8.9375. A total of 286,500 shares were eligible for exchange. New options would begin re-vesting in July 1994. Stock option activity for the three years ended June 30, 1994, is as follows:


                                  Shares         Options Outstanding
                                Available       Number         Price
                                For Grant     of Shares      Per Share
                                _________     _________   ______________
                                (In thousands, except per share amounts)

Balances at June 30, 1991           619         2,875     $1.50 to  3.75
  Granted                          (440)          440      3.13 to  5.69
  Exercised                          --          (361)     1.75 to  3.75
  Canceled                           15           (15)     1.94 to  3.75
  Canceled under closed plan         --           (75)     1.75 to  3.75
                                  _____         _____     ______________
Balances at June 30, 1              194         2,864      1.50 to  5.69
  Authorized                      1,000            --        --       --
  Granted                          (316)          316      4.88 to 13.00
  Exercised                          --          (867)     1.50 to  5.69
  Canceled                           58           (58)     1.50 to 10.13
  Canceled under closed pl           --           (24)     1.63 to  3.63
                                  _____         _____     ______________
Balances at June 30, 199            936         2,231      1.50 to 13.00
  Granted                          (489)          489      7.63 to 17.75
  Exercised                          --          (343)     1.50 to  7.50
  Canceled                           92           (92)     2.50 to 17.75
                                  _____         _____     ______________
Balances at June 30, 1994           539         2,285     $1.50 to 17.75
                                  =====         =====     ==============


Exercisable at June 30, 1994                    1,480     $1.63 to 13.00
                                                =====     ==============

Employee Stock Purchase Plan. During July 1994, subject to shareholder approval, the Company's Board of Directors approved an employee stock purchase plan under which 450,000 shares of common stock have been reserved for issuance. Under this plan, qualified employees may purchase shares of common stock at 85% of the fair market values at certain dates.

Common Share Purchase Rights. The Company's shareholder rights plan (the Plan) was adopted in December 1990 and amended in January 1993.
The Plan authorizes the issuance of one common share purchase right for each share of common stock. The rights expire in December 2000 and are not exercisable or transferable apart from the common stock until the occurrence of certain events. Such events include the acquisition of 20% or more of the Company's outstanding common stock or the commencement of a tender or exchange offer for 30% or more of the Company's outstanding common stock. If the rights become exercisable, each right entitles its holder to purchase one new share of common stock at an exercise price of $25.00, subject to certain antidilution adjustments. Additionally, if the rights become exercisable, a holder will be entitled, under certain circumstances, to purchase, for the exercise price, shares of common stock of the Company or in other cases, of the acquiring company, having a market value of twice the exercise price of the right. Under certain conditions, the Company may redeem the rights for a price of $.01 per right or exchange each right not held by the acquirer for one share of the Company's common stock.

Warrants. At June 30, 1994, a warrant was outstanding to purchase 125,000 shares of the Company's common stock at $3.375 per share.
The warrant expires in April 1995.

Note N--Business Segment Information

Industry Segment Information. Information relating to the Company's industry segments is as follows:

                                                  Year ended June 30,
                                                1994      1993      1992
                                             _______   _______   _______
                                                   (In thousands)
Net sales:
  Telecom Solutions                          $59,215   $57,031   $42,094
  LMI                                         39,170    30,882    26,704
                                             _______   _______   _______
                                             $98,385   $87,913   $68,798
                                             =======   =======   =======
Operating income (loss):
  Telecom Solutions                          $ 3,588   $ 7,877   $ 4,636
  LMI                                          4,743        63
(1,500)
                                             _______   _______   _______
                                             $ 8,331   $ 7,940   $ 3,136
                                             =======   =======   =======
Identifiable assets:
  Telecom Solutions                          $43,223   $37,258   $25,957
  LMI                                         25,831    21,696    22,274
                                             _______   _______   _______
                                             $69,054   $58,954   $48,231
                                             =======   =======   =======
Depreciation and amortization expense:
  Telecom Solutions                          $ 2,917   $ 1,965   $ 1,395
  LMI                                          2,872     2,980     2,546
                                             _______   _______   _______
                                             $ 5,789   $ 4,945   $ 3,941
                                             =======   =======   =======
Capital expenditures:
  Telecom Solutions                          $ 2,017   $ 2,475   $ 1,401
  LMI                                          1,589     2,098       494
                                             _______   _______   _______
                                             $ 3,606   $ 4,573   $ 1,895
                                             =======   =======   =======


Major Customers and Export Sales. No customer accounted for 10% or more of net sales in 1994 or 1993. One of Telecom Solutions' customers accounted for 14% of the Company's net sales in 1992. Export sales, primarily to Western Europe, Canada and the Far East, accounted for 18%, 12% and 14% of the Company's net sales in 1994, 1993 and 1992, respectively.



INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Symmetricom, Inc.


    We have audited the accompanying consolidated balance sheets of Symmetricom, Inc., formerly Silicon General, Inc., and subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Symmetricom, Inc. and subsidiaries at June 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994 in conformity with generally accepted accounting principles.






San Jose, California
July 28, 1994



Management's Discussion and Analysis
of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.


Results of Operations

    The Company conducts its business through two separate operations, Telecom Solutions, which designs, manufactures and markets telecommunications equipment, and Linfinity Microelectronics Inc. (LMI), which designs, manufactures and markets linear and digital integrated circuits.

    Net sales of $98.4 million in fiscal 1994 increased by $10.5 million (12%) from fiscal 1993 net sales of $87.9 million, which in turn increased by $19.1 million (28%) from fiscal 1992 net sales. The increase in fiscal 1994 sales was primarily due to higher unit volume at LMI and to sales at Navstar, which was acquired by the Company in August 1993. The increase in fiscal 1993 sales was primarily due to higher unit volume at both Telecom Solutions and LMI.

    Telecom Solutions net sales increased by $2.2 million (4%) to $59.2 million in fiscal 1994 and by $14.9 million (35%) to $57.0 million in fiscal 1993. The increase in fiscal 1994 sales was due to Navstar sales; as Integrated Digital Services Terminal (IDST) and Analog sales were slightly higher in fiscal 1994, and only partially offset a decline in Synchronization sales. The Telecom Solutions increase in fiscal 1993 sales was primarily due to higher Synchronization and IDST unit volume.

    LMI's net sales increased by $8.3 million (27%) to $39.2 million in fiscal 1994 and by $4.2 million (16%) to $30.9 million in fiscal 1993 primarily due to higher unit volume.

    Gross profit margin, as a percentage of net sales, was 42%, 40% and 34% in fiscal 1994, 1993 and 1992, respectively. In fiscal 1994, the higher gross profit margin percentage resulted primarily from increased unit volume and other manufacturing efficiencies at LMI which offset a shift to lower margin products and decreased manufacturing efficiencies at Telecom Solutions. In fiscal 1993, the gross profit margin improvement was attributable to increased unit volume, other manufacturing efficiencies and a shift to higher margin products for both operations. Future gross profit margins will largely depend on product mix and manufacturing efficiencies.

    Research and development expense increased to $11.5 million (or 12% of sales) in fiscal 1994 from $8.4 million (10% of sales) and $5.9 million (or 9% of sales) in fiscal 1993 and 1992, respectively. The increase in fiscal 1994 was primarily due to research and development employee additions at both operations. In fiscal 1993, the increase in research and development expense was primarily attributable to employee additions at Telecom Solutions.

    Selling, general and administrative expense increased by 15% to $21.4 million (or 22% of sales) in fiscal 1994 from $18.6 million (or 21% of sales) in fiscal 1993 and by 29% in fiscal 1993 from $14.4 million (or 21% of sales) in fiscal 1992. The increase in fiscal 1994 was due to continued development of a Telecom Solutions international presence, establishment of a LMI marketing department and higher selling expenses associated with increased sales. In fiscal 1993, the dollar increase was principally due to higher selling expenses associated with higher sales.

    Operating income of $8.3 million in fiscal 1994 increased by 5% from fiscal 1993 operating income of $7.9 million which increased by 155% from fiscal 1992 operating income of $3.1 million. The increase in fiscal 1994 was due to higher LMI operating income which more than offset the decrease in Telecom Solutions operating income, and the increase in fiscal 1993 was due to higher operating income from both operations. See Note N of Notes to Consolidated Financial Statements

    Interest expense was $0.6 million in fiscal 1994, 1993 and 1992. Interest income, attributable to interest earned on cash and cash equivalents, was $0.4 million in fiscal 1994 and 1993 and $0.3 million in fiscal 1992.

    The Company's effective tax rate was 19% in fiscal 1994 and 22% in fiscal 1993 and 1992. The effective tax rate was lower than the statutory tax rate due to a reduction in the valuation allowance for deferred tax assets based on the Company's assessment of future realizability of such assets, and the benefit of having a portion of the Company's income taxed at lower rates in Puerto Rico. In addition, during fiscal 1993, the Company recorded a provision for taxes on prior years unremitted earnings of its Puerto Rico subsidiary which was substantially offset by the reduction of previously provided taxes as a result of resolving all outstanding Internal Revenue Service examinations. The effective tax rate may be higher in future years as the rate is dependent on the Company's ability to realize its deferred tax assets and the percentage of Puerto Rico earnings to total earnings. In addition, certain provisions of the Omnibus Budget Reconciliation Act of 1993 may result in less favorable tax treatment for Puerto Rico earnings.

    As a result of the factors discussed above, net income in fiscal 1994 was $6.6 million, or $.43 per share, compared to net income of $6.0 million, or $.40 per share, in fiscal 1993 and net income of $2.2 million, or $.16 per share, in fiscal 1992.

    Management does not believe inflation has had a significant effect on operations.

    Future Company operating results will largely depend upon the Company's ability to implement new technologies and products, changes in product mix and manufacturing efficiencies. Future Telecom Solutions operating results will continue to be highly dependent on receipt of orders during the applicable fiscal period. Future LMI operating results will also be subject to the cyclical nature of the semiconductor industry.

    The Company's future earnings and stock price may be subject to significant volatility. Any shortfall in sales or earnings from levels expected by securities analysts and investors could have an immediate and significant adverse effect on the trading price of the Company's common stock.

Liquidity and Capital Resources

    Working capital increased by $9.2 million to $38.5 million at June 30, 1994, from $29.3 million at June 30, 1993, while the current ratio increased to 3.9 to 1.0 from 3.3 to 1.0. During the same period, cash and cash equivalents increased to $21.3 million from $18.2 million primarily due to $8.2 million in cash provided by operating activities and $1.0 million in cash received from stock option exercises, offset by $3.6 million used for capital expenditures and $2.0 million used for the acquisition of Navstar. Inventory increased $2.4 million substantially due to the purchase of certain components by the Company's Telecom Solutions operation in anticipation of possible shortages. At June 30, 1994, the Company had $7.0 million of unused credit available under its bank line of credit which expires in December 1995.


    The Company believes that cash and cash equivalents, funds generated from operations and funds available under its bank line of credit will be sufficient to satisfy working capital and capital equipment requirements in fiscal 1995. At June 30, 1994, the Company had no material outstanding commitments to purchase capital equipment.



QUARTERLY RESULTS AND STOCK MARKET DATA (UNAUDITED)


                          First    Second     Third    Fourth     Total
                         Quarter   Quarter   Quarter   Quarter    Year
                                                         (A)
                         _______   _______   _______   _______   _______
                             (In thousands, except per share amounts)

Fiscal Year 1994:
  Net sales              $24,034   $25,011   $24,368   $24,972   $98,385
  Gross profit            10,420    10,811     9,911    10,078    41,220
  Operating income         2,428     2,402     2,100     1,401     8,331
  Earnings before
   income taxes            2,380     2,307     2,032     1,406     8,125
  Net earnings             1,723     1,670     1,471     1,687     6,551
  Net earnings per
   common and common
   equivalent share          .11       .11       .10       .11       .43

  Common stock
   price range (B):
    High                  18-1/8    17        10-1/2     8-5/8    18-1/8
    Low                   13-1/2     7-7/8     7-1/2     6-5/8     6-5/8

Fiscal Year 1993:
  Net sales              $21,116   $21,646   $22,067   $23,084   $87,913
  Gross profit             7,565     8,596     9,130     9,638    34,929
  Operating income         1,656     1,880     2,142     2,262     7,940
  Earnings before
   income taxes            1,608     1,813     2,094     2,209     7,724
  Net earnings             1,301     1,467     1,523     1,710     6,001
  Net earnings per
   common and common
   equivalent share          .09       .10       .10       .11       .40

  Common stock price range (B):
    High                   5-1/4    10-3/8    14-7/8    17-3/8    17-3/8
    Low                    4-1/8     4-3/4     8-7/8    12-1/8     4-1/8


(A) The 1994 fourth quarter includes a reduction of income taxes of approximately $670,000, $.04 per share, resulting in a decrease of the Company's annual effective tax rate from 27.6% to 19.4%.


(B) The Company's common stock trades on the Nasdaq Stock Market System under the symbol SYMM. At June 30, 1994, there were approximately 1,639 shareholders of record. Common stock prices are closing prices as reported on the Nasdaq Stock Market System. The Company has not paid cash dividends during the last two fiscal years and has no present plans to do so.

FIVE YEAR SELECTED FINANCIAL DATA




                                        Year ended June 30,
                            1994      1993      1992      1991      1990
                         _______   _______   _______   _______   _______
                              (In thousands, except per share amounts)

Operating Results:
  Net sales:
    Telecom Solutions    $59,215   $57,031   $42,094   $28,950   $22,491
    Linfinity
    Microelectronics
    Inc.                  39,170    30,882    26,704    33,018    35,715
                         _______   _______   _______   _______   _______
      Total               98,385    87,913    68,798    61,968    58,206

  Operating income         8,331     7,940     3,136     2,574     2,317
  Earnings before
   income taxes            8,125     7,724     2,825     2,055     1,146
  Net earnings             6,551     6,001     2,194     1,801     1,146
  Net earnings per
   common and common
   equivalent share          .43       .40       .16       .14       .09

Balance Sheet:
  Cash and cash
   equivalents            21,250    18,232    10,146     7,482       955
  Working capital         38,503    29,348    20,661    16,092    10,768
  Total assets            69,054    58,954    48,231    43,097    41,253
  Non-mortgage debt           --        --        --        --       851
  Long-term debt           5,818     5,865     5,907     5,945     4,884
  Shareholders' equity    46,786    38,102    30,185    27,264    25,098




CORPORATE DIRECTORY

Directors                                 Telecom Solutions Officers

William D. Rasdal 1                            D. Ronald Duren
Chairman of the Board                     President and Chief Operating
and Chief Executive Officer               Officer
Symmetricom, Inc
                                          M.J. Narasimha, Ph.D.
                                          Vice President, Technology
Paul N. Risinger
Vice Chairman                             Dale Pelletier
Symmetricom, Inc.                         Vice President, Operations

Howard Anderson 2,3
Managing Director                         Rick Stroupe
The Yankee Group                          Vice President, Sales

Allen M. Peterson 1,2,3                        Toney C. Warren
Professor (emeritus),                     Vice President, Strategic
Electrical Electrical                     Planning
Stanford University

                                          Linfinity Microelectronics
                                          Inc. Officers

Robert M. Wolfe 1,2,3                          Brad P. Whitney
Telecommunications                        President and Chief Operating
Network Consultant                        Officer

1  Member, Executive Committee             Ralph Brandi
2  Member, Audit Committee                 Vice President, Sales
3  Member, Stock Option and
   Compensation Committee

                                                   Shufan Chan
Corporate Officers                         Vice President, Development
William D. Rasdal
Chairman of the Board                      Mark Granahan
and Chief Executive Officer                Vice President, Marketing

Paul N. Risinger                           Kelly Jones
Vice Chairman                              Vice President, Manufacturing

J. Scott Kamsler
Vice President, Finance,                   Corporate Counsel
Chief Financial Officer
and Secretary                              Wilson, Sonsini, Goodrich &
                                           Rosati
                                           Palo Alto, California


                                           Independent Auditors

                                           Deloitte & Touche LLP
                                           San Jose, California


                                           Transfer Agent & Registrar

                                           Chemical Trust Company of
                                           California
                                           San Francisco, California





Locations

Symmetricom, Inc.
Corporate Headquarters
85 West Tasman Drive
San Jose, California 95134-1703
Telephone:  408-943-9403
Fax:  408-428-7896

Telecom Solutions
85 West Tasman Drive
San Jose, California 95134-1703
Telephone:  408-433-0910
Fax:  408-428-7897

NavSymm
85 West Tasman Drive
San Jose, California 95134-1703
Telephone:  408-486-6338
Fax:  408-428-7998

Linfinity Microelectronics Inc.
11861 Western Avenue
Garden Grove, California 92641-2119
Telephone:  714-898-8121
Fax:  714-898-2781

Telecom Solutions Puerto Rico, Inc.
Industrial Park, Building 7
P.O. Box 1046
Aguada, Puerto Rico 00602-1046
Telephone:  809-868-3535
Fax:  809-868-4466

Telecom Solutions (Europe) Limited
3 The Billings
Walnut Tree Close
Guildford, Surrey, GU1 4UL
England
Telephone:  44-483-451122
Fax:  44-483-451133

Navstar Systems Ltd.
Mansard Close
Westgate
Northampton NN5 5DL
England
Telephone:  44-604-585588
Fax:  44-604-585599


Form 10-K
Shareholders may obtain a copy of
Symmetricom's 1994 annual report on
Form 10-K as filed with the
Securities and Exchange Commission,
without charge, by writing to:
Investor Relations, Symmetricom, Inc.,
85 West Tasman Drive, San Jose,
California 95134-1703